Filed by Del Monte Foods Company
Commission File No. 001-14335
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Del Monte Foods Company
Commission File No. 001-14335

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

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The following materials were disseminated to attendees at the Del Monte Foods Company
Analyst Presentation, Conference Call and Webcast on June 13, 2002

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The New Del Monte Investor Presentation June 2002

Safe Harbor Statements Del Monte will file a proxy statement-prospectus and other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission ("SEC"). Investors are urged to read the proxy statement- prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, you may obtain documents filed by Del Monte with the SEC by requesting them in writing from Del Monte Foods Company, P.O. Box 193575, San Francisco, CA 94119-3575, Attention: Investor Relations, or by telephone at (415) 247-3382. In addition, you may obtain documents filed by Heinz with the SEC by requesting them in writing from HJ Heinz Company, P.O. Box 57, Pittsburgh, PA 15230, Attention: Karyll A. Davis, or by telephone at 412-456-5770. Del Monte and its directors and executive officers may be deemed under the rules of the SEC to be participants in the solicitation of proxies from Del Monte shareholders. A list of the names of those directors and executive officers and descriptions of their interests in Del Monte is contained in the Company's proxy statement-prospectus which will be filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement-prospectus when it becomes available. This presentation contains forward-looking statements conveying management's expectations as to the future based on plans, estimates and projections at the time the statements are made. Forward-looking statements involve inherent risks and uncertainties and Del Monte cautions you that a number of important factors could cause actual results to differ materially from those contained in any such forward-looking statement. The forward-looking statements contained herein include statements about future benefits of the pending merger and future financial operating results. Factors relating to future benefits of the pending merger that could cause actual results to differ materially from those described herein include, among others: the inability to obtain shareholder or regulatory approvals, including without limitation a private letter ruling from the Internal Revenue Service; actions of the U.S., foreign and local governments; the success of the business integration in a timely and cost-effective manner; and other factors. Certain of these factors are described in more detail in Del Monte and Heinz's respective filings with the SEC, including Del Monte's annual report on Form 10-K for the fiscal year ended June 30, 2001 and Heinz's annual report on Form 10-K for the fiscal year ended May 2, 2001, in each case as updated from time to time by Del Monte and Heinz in their respective subsequent filings with the SEC. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither Del Monte nor Heinz undertakes to update any of these statements in light of new information or future events.

Management Team Rick Wolford, Chief Executive Officer 35 years in the food industry, 5 years at Del Monte Dave Meyers, Chief Financial Officer 28 years in the food industry, 12 years at Del Monte Tom Gibbons, Senior Vice President and Treasurer 32 years in the food industry, 28 Years at Del Monte

Transaction Overview Del Monte merging with certain "non-core" U.S. assets of Heinz Del Monte management will run the combined business; key Heinz managers will migrate to Del Monte to ensure smooth integration Heinz shareholders will own 74.5% of the new company, Del Monte shareholders will own 25.5% Expect to close transaction by year end Del Monte is Transforming into a Center Store Powerhouse Pro Forma New Del Monte ($3.1Bn) Heinz Businesses ($1.8Bn) Del Monte ($1.3Bn) Vegetables 14% Tomatoes 11% Fruit 17% Soup and Baby Food 10% Pet Snacks 7% Pet Food 23% Seafood 18% Seafood 31% Pet Food 39% Pet Snacks 12% Soup and Baby Food 18% Vegetables 34% Tomatoes 25% Fruit 41%

Strong brands with multiple #1 share positions in large, attractive categories Center store powerhouse well positioned to benefit from retail industry consolidation Revitalization plan to drive EPS growth Reinvest behind core brands, product upgrades and innovation Realize significant and achievable synergies driven by business similarities Strong cash flow leads to rapid delevering Premier mid-cap food company with strong balance sheet Proven management team Investor Highlights

Transforming into a Center Store Powerhouse Unique mid-cap company marketing leading brands into multiple large center store categories Business units Corporate infrastructure Business units Revenue Growth Reinvest in core brands Focused growth initiatives Innovate / line extensions Sales execution excellence Margin Improvements Synergies Cost management Debt reductions Leading center store marketer Selling across multiple categories Branded leadership and supply chain excellence

Strategic Objectives Generate consistent top-line growth Organic Acquisitions Expand margins to drive EPS growth faster than top-line Synergies Cost management Delever Utilize strong cash flow to enhance long-term financial health and drive shareholder value

Strategic Rationale

Similar businesses -- marketplace execution, manufacturing and supply chain Branded product portfolio Proven expertise in managing branded products 75% of business is branded, two-thirds of sales from #1 brands Multiple, attractive product categories Increased center store scale Leverages an established and scalable North America infrastructure Significant potential for operating improvements Strong capital structure/cash flow generation Strategic Rationale Increased Focus on Underinvested Assets Provides Significant Opportunities

Strong Financial Foundation Opportunity to Drive Shareholder Value Accretive to EPS in the first full year post closing Substantial cash flow generation to execute strategy Investment in growth initiatives Significant and immediate delevering Acquisitions Pro forma equity value of approximately $3Bn(1) Greatly increased float and liquidity Enhanced access to capital Larger market capitalization significantly broadens investor base (1) Assumes 15.0x 2003 P/E multiple

Execution

Reinvest in undermarketed brands Support growth initiatives Innovate Quality consistency Revenue growth and margin improvement Key Elements of Execution Increased resources Realize synergies Aggressive cost management Delever Focused sales execution Proven management Consistent strategy Leverage center store scale

Investment in Quality, Brands and Innovation

Significant Increases in Marketing Spending and Product Improvements

- **Increased media and consumer programs to drive awareness and trial**

Media Spending	Index to F'02 Spending
Pet Food	+267%
Kibbles & Bits	+313%
9-Lives	+140%
Pet Snacks	+23%
StarKist	+82%
Total	+223%

- **Improved taste/flavor to drive repeat purchase**
  - 9-Lives palatability
  - Flavor ribbon added to Kibbles & Bits
  - Pupperoni "original formula" resurrected on key pet snack item
  - Tuna pouch, with double cleaning and no water/oil provides superior flavor
  - New "Tuna Creations" flavored pouches introduced regionally

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1996 2002 0.096 0.217 1996 2002 0.2 0.229 1996 2002 0.377 0.442 Proven Results at Del Monte Fruit Vegetables Solid Tomatoes Mkt. Share (Volume) 16% Price Premium vs Private Label 42% Price Premium vs Private Label 53% Price Premium vs Private Label Management Focused on Execution Source: ACNielsen SCANTRACK Apply disciplines that have worked at Del Monte Mkt. Share (Volume) Mkt. Share (Volume)

Significant, Achievable Synergies Synergy Area G&A Logistics Operations Purchasing Brokerage Opportunity Improved efficiencies Utilize Del Monte corporate infrastructure Distribution center and warehouse efficiencies Increased direct factory shipping Reduction in transportation costs Plant efficiencies and process improvements Combined scale for packaging, fiber, labels, ingredients and indirects Leveraging Heinz's e-auction experience Reduced brokerage costs through consolidation $60 million of annual synergies by 2006 Run Rate $19 16 12 10 3

Cost Management 1998 1999 2000 2001 2002 -CPI 100 101.5 104 108 110.25 -PPI 100 100.5 101 101.5 106 Index 100 100 100 100 100 -DM w/o Savings 100 99 98 100 102 -DM Total Costs 100 97.5 94.75 96.25 97.5 A Record of Delivering Cost Savings Initiatives (Index) 4-5 pts margin benefit from cost savings programs COST OF GOODS TRENDS, BENCHMARKED TO CPI AND PPI CPI(1) PPI(1)(2) DLM w/o Savings DLM Total Costs (1) September 1997-2001 (2) Finished Consumer Foods Apply disciplines that have worked at Del Monte

Focused Management with Proven Expertise Experience driving top-line growth and margins in categories with similar dynamics Market share gains Increased premium pricing vs. private label Supply chain efficiencies Proven track record of managing, growing and acquiring branded products in competitive categories Experienced management team with institutional knowledge Integration plan in place, created in partnership with Heinz Capable of Executing Strategy

Operating similarities facilitate combination of businesses Same branded retail focus Same retailer and consumer challenges Same broker salesforce model Well defined individual business units Discrete units that can be effectively separated from Heinz Minimal geographic dislocation of Heinz business units Scalable Del Monte infrastructure Valuable partnership with Heinz Management team committed to drawing from best of both businesses Management Well Positioned to Manage the Integration Process Integration Plan Integration plan in place

The New Del Monte

2002 Sales $1.3 $.9 $.6 $.3 % Total 42% 29% 19% 10% Key Brands The New Del Monte Well Positioned Across a Diverse Set of Attractive Categories ($ in billions) Soup and Baby Food New Del Monte 2002 Sales $3.1 Fruit, Vegetables and Tomatoes Pet Foods and Pet Snacks Seafood

Del Monte Overview (1) Includes U.S. Exports and South America Grocery CMM Foodservice Int'l(1) Other 62% 58% 9% 19% 10% 7% 7% 5% 12% 11% Fiscal 1996 Fiscal 2001 Net Sales ($ in millions) 5 Year CAGR: CMM 20.9% Grocery 3.3% Product and Channel Mix Fiscal 2001 Net Sales: $1.3Bn Channel Mix Product Mix Tomatoes 0.25 Fruit 0.34 Vegetables 0.41 Fruit 43% Vegetables 32% Tomatoes 23%

DISTRIBUTION STRENGTH Products distributed everywhere Dominant position in canned food aisle OPERATING EXPERTISE Low cost producer Diverse sourcing Product and packaging innovation BRAND POWER 3 Multi-billion dollar categories 6 million units per day In 8 out of 10 homes #1 market shares $1 billion brand Del Monte Overview Strong Branded Business

Pet Foods and Pet Snacks Challenges/Strategy Heinz has underinvested in brands in an attempt to generate cash for core brands Decreased quality leading to loss of share Inconsistent product positioning Challenges Relaunch brands with increased marketing spend Continued focus on new products Return to previous quality levels Position brands based on palatability Strategy

Tuna Challenges/Strategy Lack of industry innovation and deteriorating product quality Tuna has been commoditized by producers and retailers Challenges Establish value-added segment Aggressive marketing campaign to drive trial of pouch Launch new products and packaging Improve product quality Product mix shift Continue supply chain optimization Strategy

Private Label Soup and Baby Food Strategy Private Label Soup Largest supplier to category Division Provide branded expertise with product development and merchandising support Continue to capitalize on growth in the category Leverage current retail relationships Aggressively consolidate manufacturing to reduce costs Strategy Baby Food Competing against a dominant #1 player Successfully transition brand to leverage Del Monte brand equity Expand business by up-aging product offering Build market share vs. Beech-Nut

Financial Highlights

Financial Highlights Accretive to EPS in the first full year post closing Renewed marketing investment expected to drive consistent top-line growth 9-11% EPS growth from operating improvements, delevering and synergies Focus on high return capital programs Improved working capital management Disciplined evaluation of acquisitions Strong capital structure with access to capital markets Free cash flow allows for significant and immediate delevering Market cap of approximately $3.0Bn(1) provides for stable equity base (1) Assumes 15.0x 2003 P/E multiple

1996 LTM 92 160.4 1996 LTM 967 1350.3 Proven Financial Results Net Sales EBITDA $ millions $ millions 6% CAGR 10% CAGR Del Monte Executing Plan Produce similar strong results as Del Monte

Significant, Achievable Synergies Synergy Area G&A Logistics Operations Purchasing Brokerage Opportunity Improved efficiencies Utilize Del Monte corporate infrastructure Distribution center and warehouse efficiencies Increased direct factory shipping Reduction in transportation costs Plant efficiencies and process improvements Combined scale for packaging, fiber, labels, ingredients and indirects Leveraging Heinz's e-auction experience Reduced brokerage costs through consolidation $60 million of annual synergies by 2006 Run Rate $19 16 12 10 3

Pro Forma Projections Growth Targets Revenue: 2-4% EPS: 9-11% Net Sales EBITDA Standalone Del Monte Standalone Del Monte New Del Monte New Del Monte $ millions $ millions

Capital Markets Strong balance sheet Improving credit statistics Improved float Larger market capitalization Standalone Del Monte Pro Forma $ in billions Total Debt $0.7 $1.9 Debt / EBITDA(1) 4.1x 3.6x Estimated Market Capitalization(2) $0.5 $3.0(2) Public Float (% TSO ) 54% 88% (1) Estimated LTM EBITDA as of December 31, 2002 (2) Assumes 15.0x 2003 P/E multiple

Summary of Combined Strengths Strong brands with multiple #1 share positions in large, attractive categories Center store powerhouse well positioned to benefit from retail industry consolidation Revitalization plan to drive EPS growth Reinvest behind core brands, product upgrades and innovation Realize significant and achievable synergies driven by business similarities Strong cash flow leads to rapid delevering Premier mid-cap food company with strong balance sheet Proven management team